UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 30)*

Under the Securities Exchange Act of 1934

NIKE, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

654106103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☑Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Name of Reporting Person	Philip H. Knight
2. N/A
3. SEC Use Only
4. Citizenship or Place of Organization	U.S. Citizen
5. Sole Voting Power	67,104,745
6. Shared Voting Power	-0-
7. Sole Dispositive Power	67,104,745
8. Shared Dispositive Power	-0-

9. Aggregate Amount Beneficially Owned by Reporting Person 67,097,005 shares of Class A Common Stock convertible at any time on request of the shareholder on a share for share basis to Class B Common Stock and 7,740 shares of Class B Common Stock.

10. The Aggregate Amount in Row 9 excludes: 130,448 shares of Class B Common Stock held by a corporation owned by Mr. Knight's wife; 1,294,403 shares of Class B Common Stock held by Oak Hill Strategic Partners, L.P., a limited partnership in which a company owned by Mr. Knight is a limited partner; 1,243,804 shares of Class B Common Stock held by Cardinal Investment Sub I L.P., a limited partnership in which Mr. Knight is a limited partner; and 841,145 shares of Class B Common Stock held by the Knight Foundation, a charitable foundation in which Mr. Knight and his wife are directors.

11. Percent of Class Represented by Amount in Row 9 is 15.41% of Class B Common Stock (assumes a conversion of 67,097,005 shares of Class A Common Stock into equal number of shares of Class B Common Stock).

12. Type of Reporting Person	IN
Item 1(a) Name of Issuer:	NIKE, Inc.
Item 1(b) Address of Issuer's Principal Executive Offices:	One Bowerman Drive Beaverton, Oregon 97005-6453
Item 2(a) Name of Person Filing:	Philip H. Knight
Item 2(b) Address of Principal Business Office:	One Bowerman Drive Beaverton, Oregon 97005-6453
Item 2(c) Citizenship:	U.S.
Item 2(d) Title of Class of Securities:	Class B Common Stock
Item 2(e) CUSIP Number:	654106103
Item 3	NOT APPLICABLE
Item 4	Ownership
(a) Amount beneficially owned: 67,104,745 shares
(b) Percent of Class: 15.41%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 67,104,745
(ii) shared power to vote or to direct the vote: -0-
(iii) sole power to dispose or to direct the disposition of: 67,104,745
(iv) shared power to dispose or to direct the disposition of: -0-
Item 5	Ownership of Five Percent or Less of a Class NOT APPLICABLE
Item 6	Ownership of More than Five Percent on Behalf of Another Person NOT APPLICABLE
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person NOT APPLICABLE
Item 8	Identification and Classification of Members of the Group NOT APPLICABLE
Item 9	Notice of Dissolution of Group NOT APPLICABLE
Item 10	Certification NOT APPLICABLE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

/s/ John F. Coburn III

____________________________________________________

John F. Coburn III on behalf of Philip H. Knight

Pursuant to Power of Attorney